VIA EDGAR

May 4, 2026

Attn: Cheryl Brown

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	BluSky AI, Inc. Offering Statement on Form 1-A File No. 024-12711

Ladies and Gentlemen:

The undersigned (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Offering Statement on Form 1-A to become qualified on Thursday, May 7, 2026, at 4:30 p.m. ET, or as soon thereafter as is practicable.

The Registrant authorizes Lance Brunson of Brunson Chandler & Jones, PLLC, outside counsel to the Registrant, to verbally alter the requested date and time of qualification of the Offering Statement with the Commission. Please call Mr. Brunson at (801) 303-5737 with any questions you may have.

Thank you for your assistance.

Sincerely,

BluSky AI, Inc.

/s/ Trent D’Ambrosio

Trent D’Ambrosio

Chief Executive Officer